UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40539

ironSource Ltd.

(Exact Name of Registrant as Specified in Its Charter)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

+972-747990001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Business Combination

On June 28, 2021 (the “Closing Date”), ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”) consumated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated March 20, 2021, by and among the Company, Thoma Bravo Advantage, a Cayman Islands exempted company (“TBA”), Showtime Cayman, a wholly-owned subsidiary of the Company (“Merger Sub”), and Showtime Cayman II, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub II”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement Agreement (collectively, the “Business Combination”):

•	the Company adopted Amended and Restated Articles of Association for ironSource Ltd.;

•

the Company renamed each issued and outstanding ordinary share (the “ordinary shares”), including the 2019 ordinary shares issued in connection with the CVC Investment (as defined herein) (the “2019 Ordinary Shares” and, together with the ordinary shares, the “ironSource Ordinary Shares”), an ironSource Class A Ordinary Share, no par value (“ironSource Class A ordinary share”), followed immediately by the distribution of one Class B ordinary share of ironSource, no par value per share (“ironSource Class B ordinary share”) to the holders of each such issued and outstanding ironSource Class A ordinary share.

•

the Company effected a stock split of each ironSource Class A ordinary share and each ironSource Class B ordinary share into such number of ironSource Class A ordinary shares and ironSource Class B ordinary shares, respectively, in each case, calculated in accordance with the terms of the Merger Agreement, such that each ironSource Class A ordinary share and each ironSource Class B ordinary share have a value of $10.00 per share after giving effect to such stock split (the “Stock Split”).

•

Merger Sub merged with and into TBA (the “First Merger”), with TBA surviving the First Merger as a wholly-owned subsidiary of ironSource (such company, as the surviving entity of the First Merger, the “Surviving Entity”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity merged with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of ironSource (such company, as the surviving entity of the Second Merger, the “Surviving Company”) (all the transactions together, the “Business Combination”).

•

as a result of the Business Combination and the other transactions contemplated by the Merger Agreement, Merger Sub II became a wholly owned subsidiary of the Company, with the shareholders of TBA becoming shareholders of the Company.

•

at the effective time of the Business Combination (the “Effective Time”), (a) each Class B ordinary share of TBA, par value $0.0001 per share (“TBA Class B Share”), outstanding immediately prior to the Effective Time automatically converted into one Class A ordinary share of TBA, par value $0.0001 per share (“TBA Class A Share,” together with the TBA Class B Shares, the “TBA Ordinary Shares”); and

•

each TBA Class A Share issued and outstanding immediately prior to the Effective Time, including shares issued upon the automatic conversion of TBA Class B Shares described above, converted into one ironSource Class A ordinary share.

The ironSource Class A ordinary shares began trading on The New York Stock Exchange on June 29, 2021 under the symbol “IS.”

The foregoing description of the Business Combination is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Report on Form 6-K and is incorporated by reference herein.

On the Closing Date, the Company adopted Amended and Restated Articles of Association for ironSource Ltd., a copy of which is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On the Closing Date, the Company and TBA issued a press release announcing the closing of the Business Combination. A copy of the press release is filed as Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

PIPE Investment

On March 20, 2021, the Company entered into Investment Agreements (each, an “Investment Agreement”) with certain investors (each, a “PIPE Investor” and collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors agreed to purchase on the Closing Date an aggregate of 130 million ironSource Class A ordinary shares at a price equal to $10.00 per share on the terms and subject to the conditions set forth therein for gross proceeds of $1.3 billion (the “PIPE Financing”). In accordance with the Support Agreement, dated March 20, 2021 between ironSource and Thoma Bravo Advtange Sponsor, LLC, an affiliate of TBA (the “Sponsor”), as a result of redemptions by stockholders of TBA, the Sponsor entered into a similar Investment Agreement with respect to an amount of approximately $32.5 million. The PIPE Financing closed concurrently with the Business Combination. On the Closing Date the existing shareholders of ironSource effected a secondary sale of 1.4 million ironSource Class A ordinary shares and/or ironSource Class B ordinary shares to the PIPE Investors (including the Sponsor), for a total purchase price of $1.4 billion, and including a secondary sale in an amount of approximately $67.5 million to TBA, which was funded from TBA’s trust account. Under the Company’s Amended and Restated Articles of Association, each share sold on a secondary basis was a Class A ordinary share upon purchase by a PIPE Investor.

Credit Agreement with Silicon Valley Bank

On June 29, 2021, the Company, as borrower, and certain of its subsidiaries, as guarantors, entered into a Credit Agreement (the “Credit Agreement”) with certain lenders from time party thereto (the “Lenders”) and Silicon Valley Bank, as administrative agent (the “Agent”) and L/C issuer, pursuant to which the Lenders extended to the Company a five-year senior secured revolving credit facility in an initial aggregate principal amount of up to $350.0 million, with the right, subject to certain conditions, to incur additional revolving commitments and/or incremental term loans in an amount not to exceed the sum of (i) $150.0 million plus (ii) additional amounts so long as the consolidated secured leverage ratio, on a pro forma basis after giving effect to such increase or incurrence, is no greater than or equal to 2.25:1.00.

Revolving loans under the Credit Agreement bear interest through maturity at a variable rate based upon, at the the Company’s option, either the Eurodollar rate or the base rate (which is the highest of (x) the federal funds rate plus 0.50%, (y) the prime rate published in The Wall Street Journal or any successor publication thereto, and (z) 1.00% in excess of the one-month Eurodollar rate), plus, in each case, an applicable margin. The applicable margin for Eurodollar rate revolving loans ranges, based on the applicable consolidated net leverage ratio, from 1.25% to 1.75% per annum and the applicable margin for base rate loans ranges, based on the applicable consolidated net leverage ratio, from 0.25% to 0.75% per annum. Revolving loans may be prepaid, and revolving loan commitments may be permanently reduced by us, in each case, at any time, in whole or in part, without penalty or premium.

In addition to paying interest on outstanding principal under the Credit Agreement, the Company will be required to pay an unused line fee on a quarterly basis with respect to the unutilized commitments under the Credit Agreement from 0.20% to 0.30% per annum, depending on the consolidated net leverage ratio. The Company will also be required to pay customary letter of credit fees, as necessary, and agent and lender fees customary for credit facilities of this size and type.

The Company’s obligations under the Credit Agreement will be guaranteed by the majority of its subsidiaries, subject to certain exceptions (the “Guarantors”). The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of the Company’s (including all of the Guarantors’) tangible and intangible personal property, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of the Company’s subsidiaries, subject to limited exceptions.

The Credit Agreement contains a number of covenants and restrictions that, among other things, require the Company to maintain (i) a maximum ratio of consolidated funded indebtedness (as defined in the Credit

Agreement and net of unrestricted cash and cash equivalents, in an amount not to exceed 50% of consolidated EBITDA (as defined in the Credit Agreement)) to consolidated EBITDA of 4.00:1.00, subject to a step down to 3.75:1.00 after four full fiscal quarters, which ratio will, in either case, be increased by 0.50:1.00 following a Qualified Acquisition (as defined in the Credit Agreement) and (ii) a ratio of consolidated EBITDA to consolidated interest charges (as defined in the credit agreement) of less than 3.00:1.00. The Credit Agreement also contains customary representations, warranties, and covenants, including covenants that restrict the Company’s and its subsidiaries’ ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase the Company’s stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of the Company’s business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the revolving loans becoming immediately due and payable.

The Credit Agreement includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. The occurrence of an event of default could result in the acceleration of the obligations under the Credit Agreement.

The foregoing summary of the Credit Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Indemnification Agreements

On the Closing Date, the Company entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”), exculpating them, to the fullest extent permitted by law, from liability for damages caused as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law on the terms set forth therein. This indemnification is limited to events determined as foreseeable by the Company’s board of directors based on the Company’s activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The foregoing summary of the Indemnification Agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of ironSource Ltd.

2.1	Agreement and Plan of Merger, dated as of March 20, 2021, by and among Thoma Bravo Advantage, ironSource Ltd., Showtime Cayman and Showtime Cayman II (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File. No. 333-254790), filed with the SEC on March 26, 2021).

99.1	Credit Agreement dated June 29, 2021.

99.2	Form of Director and Officer Indemnification Agreement.

99.3	Press release dated June 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ironSource Ltd.

Date: June 29, 2021	By:	/s/ Assaf Ben Ami
Assaf Ben Ami
Chief Financial Officer